# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: enGene Therapeutics Inc., CIK 0001980845
CUSIP: 29286X101
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 4868 Rue Levy, Suite 220, Saint-Laurent, Quebec, Canada (Federal Level) (Z4), H4R 2P1
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001140361-24-008104
Filed by CIK 0001858703

## Reporting persons
- Blue Owl Capital Holdings LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 511,177; shared voting power 0; sole dispositive power 511,177; shared dispositive power 0; aggregate amount beneficially owned 511,177 (0.76% of the class)
  Comment: The reported securities represent 511,177 Common Shares issuable upon exercise of warrants to each acquire one Common Share ("Warrants"). The reported percentage is calculated based on 66,989,466 Common Shares outstanding as of June 9, 2026, as reported on the Issuer's 10-Q filed with the Securities and Exchange Commission on June 15, 2026, and as increased by the 511,177 Common Shares issuable upon exercise of the Warrants.

## Item 1. Issuer
Name of issuer: enGene Therapeutics Inc.
Address of issuer's principal executive offices: 4868 Rue Levy, Suite 220, Saint-Laurent, Quebec, Canada, H4R 2P1

## Item 2. Person Filing
Name of person filing: This Statement is filed by Blue Owl Capital Holdings LP, referred to herein as the "Reporting Person."
Address of principal business office or, if none, residence: 399 Park Avenue, New York, New York 10022
Citizenship: See response to row 4 on the cover page hereto.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
See response to row 9 on the cover page hereto.

Pursuant to Rule 13d-4 of the Act, the Reporting Person declares that filing this Statement shall not be deemed an admission that the Reporting Person is a beneficial owner of the reported securities, for purposes of Section 13(d) and/or Section 13(g) or for any other purpose.
Percent of class: See response to row 11 on the cover page hereto.
Sole power to vote or to direct the vote: See response to row 5 on the cover page hereto.
Shared power to vote or to direct the vote: See response to row 6 on the cover page hereto.
Sole power to dispose or to direct the disposition: See response to row 7 on the cover page hereto.
Shared power to dispose or to direct the disposition: See response to row 8 on the cover page hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Blue Owl Capital Holdings LP: /s/ Karen Hager, Karen Hager / Chief Compliance Officer (08/12/2026)